EXHIBIT 99.1

Student Transportation Inc. Charity Kicks Off Annual Holiday Donation Drive

STI Cares Foundation to Lead North American Community Fundraising Effort

CHARLESTON, S.C., Nov. 01, 2017 (GLOBE NEWSWIRE) -- Student Transportation Inc. (STI), a leader in school transportation, safety and fleet services, is teaming up with its charity, the STI Cares Foundation, to enhance the efforts of its annual ‘Driving Our Communities’ fundraising effort. Now in its sixth year, the company-wide initiative is aimed at helping those in need and giving back to the communities served by STI across the United States and Canada.

"Over the years, the members of the STI Family have gathered and donated tens of thousands of items for charities and other support organizations, and underprivileged families,” said Patrick Vaughan, President of STI’s School Transportation Group. “With the recent formal rollout of our 501(c)(3) charitable organization, the STI Cares Foundation, and its mission statement to contribute positive change in our communities and care for our employees in times of hardship, the annual ‘Driving Our Communities’ initiative was a perfect fit for the Foundation to spearhead.”

While the ‘Driving Our Communities’ initiative typically takes place from November 1st through December 31st, the philanthropic efforts began early this year when STI’s Human Resources Leadership Team came together in Houston, Texas last month and worked with the Mayor’s Citizens Assistance Office to help clean up one of many neighborhoods still lined with debris from Hurricane Harvey, which devastated the southern Texas coast in late August. “Your team’s volunteer efforts will go a long way to help those in need,” Houston Mayor Sylvester Turner said in a letter to the group. “Your dedication to improving the quality of life for those adversely impacted is so greatly appreciated.”

Last week on October 23rd and 24th, the Foundation’s major fundraiser of the year, the Pro-Am Jam celebrity music and golf event, took place at the Daniel Island Club in Charleston, South Carolina. Now in its sixth year, the Pro-Am Jam event has raised over $1.3 million benefitting STI Cares Foundation, the Denny Hamlin Foundation and Carolina Studios, all with a mission to provide better opportunities for children and the less fortunate.

“Community service runs deep at STI and has been a guiding light for our founder, our company and our employees throughout our 20-year history,” stated Kelly Engelbert, Executive Director, STI Cares Foundation. “We are hopeful that the ‘Driving Our Communities’ campaign can build off of the great momentum set forth by our folks who volunteered in Houston recently and our most successful Pro-Am Jam fundraiser to date.”

More than 170 STI locations will be collecting donations from employees, customers and residents in their areas now through the end of December to continue the tradition of ‘Driving Our Communities’ and to uphold the local outreach element of the STI Cares Foundation. Donations can include canned goods, bagged or boxed foods, dry foods and other non-perishable items. Coats and jackets, mittens and scarves, blankets, household items, toiletries and monetary contributions are also collected. STI employees will also participate in the STI Cares ‘Driving Our Communities’ campaign by hosting Stuff-a-Bus events to collect donations for the less fortunate, donating transportation for senior care and veterans' outings, and volunteering their time with food banks, shelters and other non-profit organizations.

For those interested in getting involved or donating items through the STI Cares Foundation’s ‘Driving Our Communities’ campaign, please visit www.STICares.Foundation. To learn more about Student Transportation Inc. and its family of companies, please visit www.RideSTBus.com.

About Student Transportation Inc.
Founded in 1997, Student Transportation Inc. (STI) is an industry leader in school bus transportation, safety and fleet services. STI operates more than 13,500 vehicles, providing customers with the highest level of safe and reliable student transportation, management, logistics and technology solutions throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, managers, information technology professionals and others, who are caring members of their local communities. For more information, please visit www.RideSTBus.com.

Company contact:
Doug Coupe
Director of Communications & Investor Relations
(843) 884-2720
dcoupe@ridesta.com